JOHN F. STUART
KENNETH E. MOORE
[Letterhead of Reitner Stuart & Moore
OF COUNSEL
BARNET REITNER

ASSOCIATE
RYAN J. BARNCASTLE

 January 26, 2009

  VIA OVERNIGHT MAIL & EMAIL

Kathryn McHale, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Heritage Oaks Bancorp Preliminary Proxy Statement on Schedule 14A Filed January 16, 2009 File No. 000-35020
Dear Ms. McHale:

This letter is submitted in response to your comment letter dated January 22, 2009, on the above captioned filing by our client, Heritage Oaks Bancorp (the “Company”).  Our responses below are keyed to your numbered comments.  Enclosed with this letter, please find a marked to show changes version of the preliminary written consent solicitation, amendment number 1, and a clean version that was filed with the Securities and Exchange Commission today.  Please note, all references in our responses below to specific portions of the preliminary written consent solicitation are found within the primary section describing the proposal titled “PROPOSAL FOR AMENDMENT OF THE ARTICLES OF INCORPORATION TO AUTHORIZE THE CREATION OF AUTHORIZED SHARES OF PREFERRED STOCK FOR FUTURE ISSUANCE.”

Preliminary Proxy Statement on Schedule 14A

1.           Discuss why you plan to participate, or are considering participating in the Capital Purchase Program.

Response: A discussion of the reasons the board of directors plans to participate, or is considering participating in the Capital Purchase Program, has been added to the document.  Please see expanded disclosure under the headings, “- Description of and Reasons for the Proposal” and “- The Company’s TARP Application.”

2.           If the Company were to choose to participate in the Capital Purchase Program, disclose the material terms of your participation in the Capital Purchase Program.

Kathryn McHale, Esq.
January 26, 2009
United States Securities and Exchange Commission

Response:  A discussion of the material terms of the Capital Purchase Program, both general and as they would apply to the Company, has been added to the document.  Please see expanded disclosure throughout the discussion of the proposal, including “- Description of and Reasons for the Proposal,” “- The Troubled Asset Relief Program Capital Purchase Program,” and “- The Company’s TARP Application.”

3.           Describe the material terms of the securities and warrants the Company may issue to the Treasury Department.  When doing so, please clearly state that the Company would be participating in the Treasury Department’s program for “public” companies.  In addition, any pro forma information that the Company provides should disclose that it has been prepared in accordance with the “public” company program.

Response:  The material terms of the securities and warrants that may be issued to the Treasury Department are now described in the document.  In addition, the discussion makes clear that the Company is participating in the “public” version of the Capital Purchase Program.  Please see the discussion “- The Company’s TARP Application.”  The pro forma financial information included in the document also identifies that it was prepared in accordance with the terms of the “public” version of the Capital Purchase Program.  Please see, “- Pro Forma Financial Statements.”

4.           We note you have received preliminary approval to receive $21,000,000 from the Treasury; please discuss how you might use these proceeds should you choose to elect to receive them.

Response:  A discussion of use of proceeds was included in the expanded discussion of the Company’s TARP application under the heading, “- The Company’s TARP Application.”

5.           Please discuss how your participation in the Capital Purchase Program may (i) impact the holders of any outstanding senior classes of your securities; (ii) impact the rights of your existing common shareholders; (iii) dilute the interest of your existing common shareholders; (iv) require you to expand your board of directors to accommodate Treasury Department appointments to it; (v) require you to register for resale securities you have issued to the Treasury Department; and (vi) impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Response:  The Company has no class of senior securities outstanding, so no discussion was added in direct response to comment 5(i).  Discussion addressing comments 5(ii) through (vi) have been added to the solicitation.  Please see, “- Description of and Reasons for the Proposal,” “The Troubled Asset Relief Program Capital Purchase Program,” “- The Company’s TARP Application,” and “- Pro Forma Financial Statements.”

6.           Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008 in order to participate in the Capital Purchase Program.

Response:  As discussed in the revised solicitation in “- The Company’s TARP Application,” the Company currently is reviewing its compensation plans and contracts to determine if modifications will be required to comply with the executive compensation limitations.  As stated in the revised solicitation, the Company will amend its benefit plans and agreements as needed to comply with the limitations imposed under the program.

Kathryn McHale, Esq.
January 26, 2009
United States Securities and Exchange Commission

Financial Statements

Response to Comment 7:  Pro forma financial statements responsive to, and prepared in accordance with, comment 7 have been added to the document.  The assumptions made in preparing the pro forma financial statements were discussed.

We believe the enclosed written consent solicitation is responsive to your comments, and look forward to receipt of confirmation from you that your comments have been dealt with to your satisfaction.  The Company is moving as expeditiously as possible to mailing the written consent solicitation, and your prompt review of this matter is appreciated.  If you have any further comments or require anything further, please do not hesitate to contact me.

Very truly yours, /s/ Kenneth E. Moore Kenneth E. Moore of REITNER, STUART & MOORE ken@reitnerandstuart.com

KEM:lw
Encl.

cc:           Lawrence P. Ward, CEO (via email)